SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company  C.N.P.J. nº 02.558.144/0001-93
N.I.R.E. nº 35.300.326.121

ANNOUNCEMENT TO THE MARKET

TELE LESTE CELULAR PARTICIPAÇÕES S.A., hereby informs that it has received from its shareholder, Capital Group International, Inc, a letter dated February 21, 2006 which is in the transcript bellow:

In accordance with the article 12, paragraph 4, of CVM Ruling No. 358 of January 3, 2002, Capital Group International, Inc., a company organized and existing under the laws of the United States of America, with its principal place of business at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CGII”), in its capacity as holding company for investment management companies abroad, hereby advises that it sold, through transactions carried out through the stock exchange, American Depositary Receipts – ADRs representatives of preferred registered shares (“PN Shares”) issued by Tele Leste Celular Participações S.A., publicly-held company, registered in CNPJ/MF under the No. 02.558.144/0001-93 (“Company”). CGII held, on behalf of its clients, on 4.29.2002, PN Shares issued by the Company corresponding to 14.02% of this type of share and, as a consequence of the aforementioned sales carried out since then, now holds 463,320 PN Shares issued by the Company, corresponding to 7.39% of this type of share. No other company in the same economic group as CGII detains ownership interest in the Company. Currently, there is no number of Company shares envisioned by CGII. In addition, there are no convertible debentures already held, directly or indirectly, by CGII or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which CGII or any related person is a party.

February 21, 2006.
CAPITAL GROUP INTERNATIONAL, INC.

São Paulo, February 22, 2006.

Paulo Cesar Pereira Teixeira
Investor Relations Officer
Tele Leste Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.